UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D
      ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      October 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-k
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

The Penn Traffic Company

Full Name of Registrant

Former Name if Applicable

1200 State Fair Blvd.

Address of Principal Executive Office (Street and Number)

Syracuse, NY  13221

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

On November 18, 2009, The Penn Traffic Company (the “Company”) and each of its direct and indirect subsidiaries, including Penny Curtiss Baking Company, Inc. and Big M Supermarkets, Inc., filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  Because of the extraordinary and critical demands that filings with the Bankruptcy Court and related matters have placed on the time and attention of the Company’s senior management and staff, the Company has been unable to complete all work necessary to file the Company’s quarterly report on Form 10-Q for the fiscal quarter ended October 31, 2009 by the filing deadline without unreasonable effort or expense.  The Company cannot predict when or if it will complete its review and file this quarterly report given these demands.

The Company does intend to file, under cover of a current report on Form 8-K, copies of the periodic financial reports that are required to be filed with the Bankruptcy Court under Rule 2015 of the Federal Rules of Bankruptcy Procedure within 4 business days of the date they are due to be filed with the Bankruptcy Court.  The Company believes these monthly financial reports will provide relevant current information to its stockholders regarding the Company’s financial condition and results of operations.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Daniel J. Mahoney	(315)	461-2347
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes                                ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes                                ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations during the fiscal quarter ended October 31, 2009 were adversely effected by declines in same store sales, customer counts, and average items sold per shopping order, and increased workers compensation and pension costs.  The Company’s revenues for the fiscal quarter and year to date ended October 31, 2009 decreased to $198.1 million and $607.0 million, respectively, from $214.8 million and $655.2 million for the fiscal quarter and year to date ended November 1, 2008.  The Company’s operating loss for the fiscal quarter and year to date ended October 31, 2009 increased to $4.8 million and $17.0 million, respectively, from $3.0 million and $13.3 million for the fiscal quarter and year to date ended November 1, 2008.  The Company’s net loss for the fiscal quarter and year to date ended October 31, 2009 increased to $6.4 million and $23.0 million, respectively, from $5.6 million and $21.4 million for the fiscal quarter and year to date ended November 1, 2008.

The Penn Traffic Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 15, 2009	The Penn Traffic Company

	By:	/s/ Daniel J. Mahoney
	Name:	Daniel J. Mahoney
	Title:	SVP, General Counsel